RMS

17005852

ANNUAL AUDITED REPORT

SEC Mail Processing Section

FEB 27 2017

Washington DC

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-51355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1808 NORTH O STREET
(No. and Street)

Lake Worth (City) FL (State) 33460 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTORIA L RAGLAND 314-494-2731 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN G TOENNIES AND ASSOCIATES PC
(Name – *if individual, state last, first, middle name*)

9730 E WATSON RD STE 100 (Address) SAINT LOUIS (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS

OATH OR AFFIRMATION

I, VICTORIA L RAGLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY INVESTMENT SERVICES INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDER SCHMITZ NOTARY My Comm. Expires October 15, 2019 No. FF 927626 PUBLIC STATE OF FLORIDA

Victoria L Ragland
Signature

President
Title

2-23-17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1808 NORTH O STREET
(No. and Street)

Lake Worth (City) FL (State) 33460 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTORIA L RAGLAND 314-494-2731
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN G TOENNIES AND ASSOCIATES PC
(Name – *if individual, state last, first, middle name*)

9730 E WATSON RD STE 100 (Address) SAINT LOUIS (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Shareholders
of Equity Investment Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Equity Investment Services Inc (the "Company") for the year ended December 31, 2016, which were agreed to by Equity Investment Services Inc and the Securities Investor Protection Corporation ("SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Equity Investment Services Inc compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting no differences;
2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers noting no differences;
3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers noting no differences;

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 24, 2017

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Equity Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Equity Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Equity Investment Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(1) (the "exemption provisions") and (2) Equity Investment Services, Inc. stated that Equity Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Equity Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equity Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 24, 2017

Equity Investment Services, Inc.'s Exemption Report
Exemption Provision Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2016

Equity Investment Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Equity Investment Services, Inc. states the following:

Equity Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

Equity Investment Services, Inc. had met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Equity Investment Services Inc.

I, Victoria L Ragland, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Victoria L Ragland

Title: President

Date: 2-17-17

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net
Capital and the Unaudited FOCUS Report
December 31, 2016

	2016
Total Ownership Equity From Statement of Financial Condition-Unaudited	$ 13,396
Adjustments: Increase (Decrease)	
Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	13,396
Total Non-Allowable Assets-Audited	0
Net Capital Before Haircuts on Securities Positions	13,396
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	$ 13,110

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2016

		2016
Total Ownership Equity from Statement of Financial Condition		$ 13,396
Deductions:		
Total Non-allowable Assets:		
Commissions Receivable > 30 Days		0
Net Capital Before Haircuts on Securities Positions		13,396
Haircuts on Securities:		
Trading and Investment Securities		
Money Market - 2%		(286)
Net Capital		13,110
Less: Required Minimum Capital		(5,000)
Net Capital Excess (Shortage)		$ 8,110
Aggregate Indebtedness		
Liabilities included in Statement of Financial Condition		
Accrued Audit Fee	$ 1,308	
Accrued FINRA Fee	909	
Total Aggregate Indebtedness		$ 2,217
Ratio of Aggregate Indebtedness to Net Capital		16.91

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

5. Income Taxes.

The income tax expense of the Company consists of the following:

	2016
Current Tax Expense:	
Federal	$0
State	0
Income Tax Expense	$0

Equity Investment Securities, Inc has three prior years open for examination by taxing authorities. In addition to the current year, the fiscal years ended December 31, 2015, 2014, and 2013 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

6. Report on Material Inadequacies.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

7. Related Party Transactions.

During the year Equity Investment Services paid commissions to an owner of the Company totaling $11,060.

8. Subsequent Events.

Subsequent Events have been evaluated through February 24, 2017, which is the date the financial statements were issued. There are no events or transactions occuring after the balance sheet date required to be reported.

1. Summary of Significant Accounting Policies.

a. Company's Activities - The Company, located in Lake Worth, Florida, is a NASD Registered Broker/ dealer that offers mutual funds and variable annuities to its clients. The company's primary products are mutual funds and insurance contracts.
b. Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.
c. Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.
d. Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.
e. Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.
f. Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.
g. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3.

3. Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5000 in 2016. At December 31, 2016, the Company's net capital as defined by SEC Rule 15c3-1 was $7,417 in excess of minimum net capital required.

4. Securities.

The Company invests in variable annuities and mutual funds. At December 31, 2016, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2016, these securities had a fair value of $0, a cost of $0 and an unrealized gain of $0. Realized losses on securities sold during 2016 were $0.

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

	2016
Cash Flows From Operating Activities:	
Net Income (Loss)	$ 692
Adjustments to reconcile net income (loss) to net cash from operations:	
(Gain) Loss on Sale on Securities	
(Increase) Decrease in Commissions Receivable	
(Increase) Decrease in Prepaid Expenses	
Increase (Decrease) in Accrued Expenses	(683)
Net Cash Provided By (Used In) Operating Activities	9
Cash Flows From Investing Activities:	
Purchase of Securities	0
Proceeds from Sale of Securities	0
Net Cash Provided By (Used In) Investing Activities	0
Net Increase (Decrease) In Cash	9
Cash and Cash Equivalents at Beginning of Year	14,441
Cash and Cash Equivalents at End of Year	$ 14,450

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

See Report of Independent Registered Public Accounting Firm, Accompanying Notes and Supplemental Information

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock	Retained Earnings (Deficit)	Total
Balance, Beginning of Year	$10,000	$2,704	12,704
Comprehensive Income:			
Net Income (Loss)	0	692	692
Realized Gain on Securities	0	0	0
Common Stock Subscription	0	0	0
Retained Earnings, End of Year	$10,000	$3,396	$13,396

See Report of Independent Registered Public Accounting Firm, Accompanying Notes and Supplemental Information

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2016

	2016
Income:	
Commissions Earned	$ 16,653
Expenses:	
Bank Charges	-
Commissions Paid	11,060
Insurance	0
Licenses and Permits	2,009
Professional Fees	2,928
Total Expenses	15,997
Income (Loss) from Operations	656
Other Income (Expenses)	
Interest and Dividends Income	36
Capital Gains	0
Other Income & (Expenses)	0
Realized Gains (Losses) on Securities	0
Net Income (Loss) Before Income Taxes	692
Provision for Income Taxes	0
Net Income (Loss)	692
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	0
Comprehensive Income (Loss)	$ 692

See Report of Independent Registered Public Accounting Firm, Accompanying Notes and Supplemental Information

Equity Investment Services, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

	2016
Current Assets:	
Cash - Checking Account	$ 14,450
Total Cash and Equivalents	14,450
Commissions Receivable	1,163
Total Current Assets	15,613
Total Assets	$ 15,613

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016
Current Liabilities:	
Accrued Audit Fee	$ 1,308
Accounts Payable	0
Accrued FINRA Fee	909
Total Current Liabilities	2,217
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	3,396
Total Stockholder's Equity	13,396
Total Liabilities and Stockholder's Equity	$ 15,613

See Report of Independent Registered Public Accounting Firm, Accompanying Notes and Supplemental Information

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Equity Investment Services, Inc.

We have audited the accompanying financial statements of Equity Investment Services, Inc. (a Missouri C-corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reparting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Equity Investment Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Reconciliation of the Audited Computation of Net Capital and Unaudited Focus Report has been subjected to audit procedures performed in conjunction with the audit of Equity Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Equity Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associates P. C.
February 24, 2017

CONTENTS

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EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2016